Contact

www.linkedin.com/in/arlanhamilton (LinkedIn)

arlansfirstmillion.com (Personal)

Top Skills

Entertainment

Tour Management

Music

Arlan Hamilton

Founder, Managing Partner - Backstage Capital

Los Angeles, California, United States

Summary

I am the founder and managing partner of Backstage Capital, a seed investment fund that backs overachieving, underrepresented startup founders.

I am also a live music production coordinator and tour manager.

You can find me on Medium, Twitter, and Instagram as @ARLANwashere.

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Experience

Backstage Capital

Founder, Managing Partner

September 2015 - Present (8 years 8 months)

Los Angeles, California

Venture capital seed fund investing exclusively in startups that are led by underrepresented founders.

www.BackstageCapital.com

Janine & The Mixtape

Tour Manager

June 2015 - Present (8 years 11 months)

Atlantic recording artist from New Zealand.

June 2015 - Aug 2015 direct support on Floetry reunion tour (U.S.)

Next stop: the world!

Toni Braxton

Production Coordinator

February 2014 - July 2014 (6 months)

Jason Derulo
Tour Manager's Assistant
May 2014 - June 2014 (2 months)

Chromeo
Production Coordinator
April 2014 - April 2014 (1 month)

Pharrell Williams
Talent Wrangler
April 2014 - April 2014 (1 month)
Coachella

Nico Turner (opening for Cat Power)
Tour Director
October 2013 - December 2013 (3 months)

Amanda Palmer
Tour Director (UK/Europe)
May 2013 - July 2013 (3 months)

CeeLo Green
Production Coordinator
January 2012 - April 2013 (1 year 4 months)

Kirk Franklin / King's Men Live Nation tour
Production Coordinator
August 2012 - October 2012 (3 months)

Arlan Was Here Productions
Blogger
2006 - July 2012 (6 years)

Various
Production Assistant, Director's Assistant
November 2009 - December 2011 (2 years 2 months)
Nationwide

Sunday's Best - BET

Campus PD - G4

One Born Every Minute - Lifetime

Biggest Loser

Girltrash indie movie

etc.

Terra Naomi - award winning singer/songwriter
Tour Manager / Booking
2002 - 2009 (7 years)

2002, 2004 & 2009 U.S. tours

INTERLUDE magazine
Founder, Publisher & Editor
March 2002 - November 2008 (6 years 9 months)

'goldenboy' - Norwegian poppunk
Tour Manager / Booking
May 2002 - August 2004 (2 years 4 months)
in a van and gas station near you!

Indie touring at its finest:)

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Education

Stanford Continuing Studies
· (2015 - 2015)

Lake Highlands
· (1996 - 1999)